U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For March 23, 2011	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐       Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Exhibit 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933: Form F-3 (File No. 333-150453), Form S-8 (File Nos. 333-124218, 333-85598 and 333-140856) and Form F-9 (File No. 333-165626).

SIGNATURES
Form 6-K Exhibit Index
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 23, 2011

ENCANA CORPORATION (Registrant)
By:	/s/ Patricia M. Orr
	Name:	Patricia M. Orr
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index
The following documents have been filed with Canadian securities commissions:

Exhibit No.

99.1	Notice of Annual Meeting of Shareholders dated March 9, 2011 and Information Circular dated February 28, 2011.

99.2	Form of Proxy to Registered Shareholders.

99.3	2010 Annual Report.